UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of April 2016

Commission File Number:  000-29106

GOLDEN OCEAN GROUP LTD.
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Golden Ocean Group Ltd., dated April 25, 2016, announcing the appointment of Ms. Birgitte Ringstad Vartdal and Per Heiberg as the Chief Executive Officer and Chief Financial Officer, respectively, of Golden Ocean Management AS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN OCEAN GROUP LTD.

	By:	/s/ Per Heiberg
Date: April 26, 2016	Name:	Per Heiberg
	Title:	Principal Financial Officer

EXHIBIT 1

Appointment of new CEO and CFO

The Board of Golden Ocean Group Ltd. ("Golden Ocean" or the "Company") is pleased to announce the appointment of Ms. Birgitte Ringstad Vartdal as the new Chief Executive Officer of Golden Ocean Management AS. Ms. Vartdal has held the position as Chief Financial Officer since June 2010.  Ms Vartdal holds a MSc (Siv.Ing.) in Physics and Mathematics from the Norwegian University of Science and Technology (NTNU) and a MSc in Financial Mathematics from Heriot-Watt University, Scotland.
Ms. Vartdal will replace Herman Billung, who has been the company's CEO since 2005. Mr Billung has been instrumental in building Golden Ocean into a leading dry bulk company and the Board would like to thank Mr. Billung for his dedication and commitment through these 11 years.
The Company has also appointed Mr. Per Heiberg as the new Chief Financial Officer of Golden Ocean Management AS. Mr. Heiberg has been with the Company since July 2005, most recently as Vice President of Finance. Mr. Heiberg holds a Bachelors degree in administration and economics. The Company has also decided to establish a Chief Commercial Officer role and is actively searching for the right candidate to fill this position.
The changes follow the successful refinancing of Golden Ocean in February 2016, where the Company strengthened its financial position while preserving an attractive and leveraged exposure to the dry bulk market.
Director of the Board of Golden Ocean, Mr. John Fredriksen, comments: "I want to thank Herman Billung for his contribution and dedicated work over the last 11 years, and wish him all the best for the future. I am also very pleased that Birgitte Vartdal is stepping up as CEO and Per Heiberg as CFO. With a modern fleet, good financial position and strong organization Golden Ocean is well positioned to benefit from a recovery in the dry bulk market."
April 25, 2016
The Board of Directors
Golden Ocean Group Ltd.
Hamilton, Bermuda

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.